FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X] Form 40-F [   ]

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date 5 November 2003	By

	Name: Title:	J Nicholls Deputy Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934

Information	Required by/when
Public Announcements/Press	The Stock Exchange, London

Announcement Messrs Walsh and Rose inform company of their beneficial interests (3 October 2003)	Announcement Company purchases its own securities (24 October 2003)

Announcement Company purchases its own securities (3 October 2003)	Announcement Company purchases its own securities (27 October 2003)

Announcement Company purchases its own securities (6 October 2003)	Announcement Company purchases its own securities (28 October 2003)

Announcement Messrs Walsh and Rose and Lord Blyth inform company of their beneficial interests (10 October 2003)	Announcement Company purchases its own securities (29 October 2003)

Announcement Messrs Walsh and Rose inform company of their beneficial interests (15 October 2003)	Announcement Lord Blyth and Messrs Chase, Oates and Rose inform company of their beneficial interests. (30 October 2003)

Announcement Company purchases its own securities (15 October 2003)	Announcement Company purchases its own securities (30 October 2003)

Announcement Company purchases its own securities (16 October 2003)	Announcement Transfer of Shares by Employee Benefit Trust Trustee. (31 October 2003)

Announcement Transfer of Shares by Employee Benefit Trust Trustee. (17 October 2003)	Announcement Company purchases its own securities (31 October 2003)

Announcement Company issues AGM statement (22 October 2003)

Announcement Company purchases its own securities (24 October 2003)

Announcement Transfer of Shares by Employee Benefit Trust Trustee. (24 October 2003)

Company TIDM Headline Released Number	Diageo DGE Director Shareholding 16:05 3 Oct 2003 PRNUK-0310

TO: Regulatory Information Service PR Newswire

RE: CHAPTER 16 PARAGRAPH 13 OF

       THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1) that it received notification on 3 October 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 3,841 of the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

                     N C Rose

                     P S Walsh

2.	Transactions notified on 3 October 2003 in relation to the Trust.

	No. of Ordinary Shares	Range of Option Prices
Date of Transaction	Transferred	of Ordinary Shares

02.10.03	3,841	£3.53

The total holding of the Trust now amounts to 1,172 Ordinary Shares.

2) that it received notification on 3 October 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo 2001 All Employee Share Ownership Plan the ‘Plan’) that the Trustee sold 2,908 Ordinary Shares in respect of participants leaving the Plan and transferred 40,263 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 29 September 2003 and 2 October 2003 at a price per Ordinary Share of £6.66353 and £6.57 respectively by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of Transaction	No of Ordinary Shares Sold	Price Per Share

29.09.03	2,005	£6.66353
02.10.03	903	£6.57

Date of Transaction	No of Ordinary Shares Transferred

29.09.03	29,693
02.10.03	10,570

The total holding of the Trust now amounts to 2,178,401 ordinary shares.

3 October 2003

END

Company TIDM Headline Released Number	Diageo DGE Purchase of Own Securities 17:11 3 Oct 2003 PRNUK-0310

3 October 2003

Diageo plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 350,000 ordinary shares at an average of 660.32 pence per share.

END

Company TIDM Headline Released Number	Diageo DGE Purchase of Own Securities 16:51 6 Oct 2003 PRNUK-0610

6 October 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 1,000,000 ordinary shares at an average of 649.896 pence per share.

END

Company TIDM Headline Released Number	Diageo DGE Director Shareholding 16:17 10 Oct 2003 PRNUK-1010

TO: Regulatory Information Service

        PR Newswire

RE: CHAPTER 16 PARAGRAPH 13 OF

        CONTINUING OBLIGATIONS

Diageo plc (the ‘Company’) announces the following:

1) that it received notification on 10 October 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) (formerly named the Diageo 2001 All Employee Share Ownership Plan) that the following directors, together with other eligible employees under the Plan, were awarded Ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) on 10 October 2003 under the Plan, an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries:

Name of Director	Number of Shares

N C Rose	462
P S Walsh	462

The Ordinary Shares were awarded by the Trustee at no cost to Plan participants (‘Freeshares’), to a value based on a percentage of the participant’s salary on 30 June 2003 and the Company’s profits for the financial year ended 30 June 2003, subject to a maximum per Plan participant of £3,000 in value per tax year. Freeshares are awarded annually and are held by the Trustee and cannot normally be disposed of for a period of three years after the award date.

2) that it received notification on 10 October 2003 from the Trustee that:

(i)  the Trustee purchased 46,845 Ordinary Shares in respect of participants in the Plan on 10 October 2003 at a price of 647p per share. The Ordinary Shares were purchased by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan;

(ii)  that the Trustee sold 340 Ordinary Shares in respect of participants leaving the Plan. The Ordinary Shares were sold on 3 October 2003 at a price per Ordinary Share of £6.6307 by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of	No of Ordinary
Transaction	Shares Sold	Price Per Share

03.10.03	340	663.07p

(iii)  that the following directors of the Company were allocated Ordinary Shares on 10 October 2003 under the Plan, from those purchased by the Trustee as disclosed in (i) above:

Name of Director	Number of Ordinary Shares

N C Rose	30
P S Walsh	30

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of 647p.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of purchases and awards made by the Trustee on behalf of the Company on 10 October 2003 in respect of all participants in the Plan, the total holding of the Trustee now amounts to 2,224,906 Ordinary Shares.

3) that it received notification on 10 October 2003 from Lord Blyth that he has purchased 1,152 Ordinary Shares on 10 October 2003 under an arrangement with the Company, whereby he has agreed to use an amount of £7,500 per month, net of tax, from his fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

     The Ordinary Shares were purchased at a price per share of 647p.

     As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 33,207.

     4) that today the directors named below were granted the following options over Ordinary Shares under the Company’s Senior Executive Share Option Plan:

Name of Director	No of Ordinary Shares

N C Rose	274,461
P S Walsh	479,584

Each option was granted at a price of £6.49 per Ordinary Share and is exercisable between 10 October 2006 and 9 October 2013, subject to satisfaction of performance criteria.

As a result of the above, these directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Diageo plc QUEST, the Grand Metropolitan No 2 Employee Share Trust, the Diageo Employee Benefit Trust, and in the case of Mr Walsh only, the Pillsbury 401(K) Savings Plan) are as follows:

Name of Director	Number of Shares

N C Rose	124,288
P S Walsh	591,749*

*(of which 4,932 are held in the form of American Depositary Shares).

5) that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 1,172 Ordinary Shares to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.     Executive directors who are potential beneficiaries of the Trust are:

N C Rose
P S Walsh

2.     Transactions notified on 10 October 2003 in relation to the Trust.

	No. of Ordinary Shares	Range of Option Prices of
Date of Transaction	Transferred	Ordinary Shares

10.10.03	1,172	£4.47 - £5.23

The total holding of Ordinary Shares of the Trust is now nil.

10 October 2003

END

Company TIDM Headline Released Number	Diageo DGE Director Shareholding 15:27 15 Oct 2003 PRNUK-1510

TO: REGULATORY INFORMATION SERVICE

        PR NEWSWIRE

RE: CHAPTER 16 PARAGRAPH 13

        OF THE LISTING RULES

Diageo plc (the ‘Company’) announces the following:

1.     That it received notification on 14 October 2003 for the purposes of Section 329 of the Companies Act 1985, that Mourant & Co Trustees Limited (‘Mourant’), as trustee of the Diageo Employee Benefit Trust (the ‘Employee Benefit Trust’), purchased 490,000 Ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) on 10 October 2003 at a price of £6.449817 per share.

The Employee Benefit Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries and operates primarily in conjunction with the Company’s Long Term Incentive Plan, now called the Total Shareholder Return plan (the ‘Plan’), approved by shareholders in August 1998 and the Company’s Senior Executive Share Option Plan (‘SESOP’), approved by shareholders in November 1999.

Both executive directors of the Company, P S Walsh and N C Rose, are potential beneficiaries of the Employee Benefit Trust, as follows.

2.     That it received notification on 15 October 2003 for the purposes of Section 329 of the Companies Act 1985 from Mourant, as trustee of the Employee Benefit Trust, of a correction to a previously notified total holding of the Employee Benefit Trust of Ordinary Shares. Following a review by Mourant of their holdings, they have notified that the figure of 5,776,940 Ordinary Shares notified on 12 September 2003, was incorrect and that the correct total holding was 5,776,024 Ordinary Shares.

As a result of 1. and 2. above, the total holding of the Employee Benefit Trust amounts to 6,266,024 Ordinary Shares.

3.     That it received notification on 15 October 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo Share Incentive Plan (the ‘Plan’) (formerly named the 2001 All Employee Share Ownership Plan) has purchased 1,000,000 Ordinary Shares on 13 October 2003 at a price of £6.569021 pence per share and 31,658 Ordinary Shares on 14 October 2003 at a price of £6.66006 per share in respect of participants in the Plan. The Ordinary Shares were purchased by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries. Executive directors who are potential beneficiaries of the Plan are P S Walsh and N C Rose.

The total holding of the Plan now amounts to 3,256,564 Ordinary Shares.

15 October 2003

END

Company TIDM Headline Released Number	Diageo PLC DGE Purchase of Own Securities 17:24 15 Oct 2003 9565Q

15 October 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 650,000 ordinary shares at an average of 675.811 pence per share.

END

Company TIDM Headline Released Number	Diageo DGE Purchase of Own Securities 17:06 16 Oct 2003 PRNUK-1610

16 October 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 500,000 ordinary shares at an average of 670.693 pence per share.

END

Company TIDM Headline Released Number	Diageo DGE Purchase of Own Shareholding 15:32 17 Oct 2003 PRNUK-1710

TO: Regulatory Information Service

         PR Newswire

RE: CHAPTER 16 PARAGRAPH 13 OF

         THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 17 October 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) (formerly named the Diageo 2001 All Employee Share Ownership Plan) that the Trustee sold 93 of the Company’s ordinary shares of 28 101/108 pence in respect of participants leaving the Plan. The Ordinary Shares were sold on 13 October 2003 at a price per Ordinary Share of £6.5415 by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

The total holding of the Trust now amounts to 3,256,471 ordinary shares.

17 October 2003

END

Company TIDM Headline Released Number	Diageo DGE AGM Statement 14:30 22 Oct 2003 1784R

Embargoed until 14:30 BST 22 October 2003

DIAGEO AGM STATEMENT: PROSPECTS FOR THE CURRENT YEAR UNCHANGED

Diageo will hold its AGM at 2.30pm today at The Queen Elizabeth ll Conference Centre, Broad Sanctuary, Westminster, London SW1. At the meeting Paul Walsh, Chief Executive of Diageo, will make the following comments on the current financial year:

‘Looking to the future, while the outlook for a sustained recovery of world economies is still unclear Diageo has demonstrated its ability to generate growth even in challenging times. In addition, signs of improvement are evident in some markets particularly in the United States, which is now our most important market.

Continued share gains, even in difficult markets such as those in Latin America, provide further evidence that Diageo is well positioned to achieve superior performance. Therefore, while recognising that we are only three months into the current financial year, we have not seen any trends emerging which would lead us to change our view of Diageo’s future prospects.’

For the three trading days prior to the AGM and on the day of the AGM Diageo halted the on market share repurchase programme. This policy will be followed in future years.

Investor enquiries Catherine James Tel: 020 7927 5272 investor.rel@diageo.com

Media enquiries Isabelle Thomas Tel: 020 7927 5967 media@diageo.com

Notes to editor:
Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com

END

Company TIDM Headline Released Number	Diageo DGE Purchase of Own Securities 07:00 24 Oct 2003 PRNUK-2310

23 October 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that on 23 October 2003 it purchased for cancellation through Merrill Lynch International 250,000 ordinary shares at an average of 681.87 pence per share.

END

Company TIDM Headline Released Number	Diageo DGE Director Shareholding 12:37 24 Oct 2003 PRNUK-2410

TO: Regulatory Information Service

     PR Newswire

RE: CHAPTER 16 PARAGRAPH 13 OF

     THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 24 October 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 1,358 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 55,590 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 17 October 2003 and 22 October 2003 at prices per Ordinary Share of £6.806 — £6.8203 and £6.8257, respectively, by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share

17.10.03	1,212	£6.806-£6.8203
22.10.03	146	£6.8257

Date of	No of Ordinary Shares
Transaction	Transferred

17.10.03	51,551
22.10.03	4,039

The total holding of the Trust now amounts to 3,199,523 ordinary shares.

24 October 2003

END

Company TIDM Headline Released Number	Diageo DGE Purchase of Own Securities 16:45 24 Oct 2003 PRNUK-2410

24 October 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 500,000 ordinary shares at an average of 678.509 pence per share.

END

Company TIDM Headline Released Number	Diageo DGE Purchase of Own Securities 17:15 27 Oct 2003 PRNUK-2710

27 October 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 150,000 ordinary shares at an average of 693.74 pence per share.

END

Company TIDM Headline Released Number	Diageo DGE Purchase of Own Securities 17:57 28 Oct 2003 PRNUK-2810

28 October 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 775,000 ordinary shares at an average of 694.58 pence per share.

END

Company TIDM Headline Released Number	Diageo DGE Purchase of Own Securities 17:41 29 Oct 2003 PRNUK-2910

29 October 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 750,000 ordinary shares at an average of 688.497 pence per share.

END

Company TIDM Headline Released Number	Diageo DGE Director Shareholding 13:52 30 Oct 2003 PRNUK-3010

TO: Regulatory Information Service

     PR Newswire

RE: CHAPTER 16 PARAGRAPH 13 OF

     THE LISTING RULES

Diageo plc (the ‘Company’) announces that the following directors of the Company are participants in the Diageo Dividend Reinvestment Plan and that the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) were purchased on 27 October 2003 (with a settlement date of 30 October 2003) at a price per share of 695.8p in respect of the final ordinary dividend paid on 27 October 2003:

Name of Director	Number of Ordinary Shares

Lord Blyth	718
R F Chase	255
J K Oates	63
N C Rose	2,703

As a result of this transaction, interests of directors of the Company in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Grand Metropolitan No. 2 Employee Trust and the Diageo Employee Benefit Trust) are as follows:

Name of Director	Number of Ordinary Shares

Lord Blyth	33,925
R F Chase	11,610
J K Oates	3,271
N C Rose	126,991

30 October 2003

END

Company TIDM Headline Released Number	Diageo DGE Purchase of Own Securities 16:56 30 Oct 2003 PRNUK-3010

30 October 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 210,000 ordinary shares at an average of 697.136 pence per share.

END

Company TIDM Headline Released Number	Diageo DGE Director Shareholding 11:30 31 Oct 2003 PRNUK-3110

TO: Regulatory Information Service

       PR Newswire

RE: CHAPTER 16 PARAGRAPH 13 OF

       THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 31 October 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 933 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 80,689 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 24 October 2003and 30 October 2003 at prices per Ordinary Share of £6.8003 and £6.9953, respectively, by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share

24.10.03	257	£6.8003
30.10.03	676	£6.9953

Date of
Transaction	No of Ordinary Shares Transferred

24.10.03	80,689

The total holding of the Trust now amounts to 3,117,901 ordinary shares.

31 October 2003

END

Company TIDM Headline Released Number	Diageo DGE Purchase of Own Securities 16:57 31 Oct 2003 PRNUK-3110

31 October 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 600,000 ordinary shares at an average of 692.84 pence per share.

END